UNIT
SECURITIES AND E
Washing

08032082

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 26 2008
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67202

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 AND ENDING 12/31/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Andes Capital Group LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horwich Coleman Levin, LLC
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 09 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ANDES CAPITAL GROUP, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2007

CONTENTS

HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS
H C L
125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Andes Capital Group, LLC.

We have audited the accompanying statement of financial condition of Andes Capital Group, LLC as of December 31, 2007, and the related statement of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Andes Capital Group, LLC as of December 31, 2007, and the results of its operations, changes in its members' equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horwich Coleman Levin, LLC

Chicago, Illinois
February 26, 2008

ANDES CAPITAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

ASSETS		
Cash and cash equivalents	$	96,738
Cash on deposit with clearing broker		25,552
Receivable from broker-dealer and clearing organization		98,035
Loans to members		28,328
Furniture, equipment and organization expenses, at cost less accumulated depreciation and amortization of $ 32,229		21,418
Total Assets	$	270,071

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable	$	1,440
Total Liablities		1,440
MEMBERS' EQUITY		268,631
Total Liabilities and Members' Equity	$	270,071

The accompanying notes are an integral part of these statements.

ANDES CAPITAL GROUP, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES		
Commission income	$	515,952
Consulting income		85,000
Other income		35,000
Interest income		4,206
Total revenues		640,158
EXPENSES		
Commission expense		190,961
Employee compensation and benefits		297,714
Office supplies and expenses		56,787
Outside services		60,141
Professional fees		51,830
Rent		117,965
Other expenses		131,709
Total expenses		907,107
Net (Loss)	$	(266,949)

The accompanying notes are an integral part of these statements.

ANDES CAPITAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

Balance Janauary 1, 2007	$	275,580
Members' Capital Contribution		290,000
2007 Net Loss		(266,949)
Members' Distributions		(30,000)
Balance December 31, 2007	$	268,631

The accompanying notes are an integral part of these statements.

ANDES CAPITAL GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES		
Net (Loss)	$	(266,949)
Adjustments to reconcile net income to net cash		
(used in) operating activities		
Depreciation and amortization		11,263
Changes in operating assets and liabilities		
Increase in receivable from broker dealer		(28,958)
Increase in cash on deposit with broker dealer		(552)
Increase in accounts payable		217
NET CASH USED IN OPERATING ACTIVITIES		(284,979)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment		(3,779)
NET CASH FLOWS USED IN INVESTING ACTIVITIES		(3,779)
CASH FLOWS FROM FINANCING ACTIVITIES		
Loans to members		(28,328)
Members' capital contributions		260,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		231,672
NET (DECREASE) IN CASH		(57,086)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR		153,824
CASH AND CASH EQUIVALENTS - END OF YEAR	$	96,738

The accompanying notes are an integral part of these statements.

ANDES CAPITAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

1. ORGANIZATION AND NATURE OF BUSINESS

Andes Capital Group, LLC, an Illinois limited liability company (Company), was formed on August 3, 2004. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). It provides a range of services to a diversified institutional client base that includes municipalities, unions, public and private corporations, hedge funds, domestic and international banks, and foundations/endowments. Services provided by the Company include: municipal bonds – origination, underwriting, distribution and trading; equities – sales, trading and execution; taxable fixed income – sales, trading and underwriting; directed investment/private equity; commission recapture; and research.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial statement presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue recognition

Commissions represent the spread between buy and sell transactions processed and net fees charged to customers on a transaction basis for buy and sell transactions processed. Commissions are recorded on a settlement date basis, which does not differ materially from trade date basis.

Receivable from broker-dealer and clearing organization

Amounts receivable from broker-dealers and clearing organizations at December 31, 2007, amounted to $98,035. Management of the Company believes all amounts included in receivable from broker-dealers and clearing organizations are collectable in full and, accordingly, no allowance for doubtful accounts is deemed necessary.

Cash and Cash Equivalents

The Company considers all highly liquid investments, with a maturity of less than a three months when purchased, to be cash equivalents.

Statement of Cash Flows

For the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business. Cash paid for interest and taxes was zero.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company, a limited liability company, will file its income tax returns on the accrual basis as a partnership for federal and state income tax purposes. As such, the Company will not pay income taxes, as any income or loss will be included in the tax returns of the individual members. The Company's net income or loss is allocated among the members in accordance with the operating agreement of the Company. Accordingly, no provision is made for income taxes in the financial statements.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvements or the term of the lease. Depreciation expense for 2007 was $11,263.

Other Income

During 2007, the Company received a one-time, special payment in the amount of $35,000 from the NASD as a result of the consolidation of the NASD and NYSE member regulation. This amount is included in revenues as other income.

Management Estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets, liabilities and disclosures of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Andes Capital Group, LLC is required to maintain net capital as defined under the rule. Andes Capital Group, LLC is required to maintain "net capital" equal to the greater of $100,000 or 6-2/3% of the "aggregate indebtedness," as these terms are defined. As of December 31, 2007 the Company had net capital and net capital requirements of $218,885 and $100,000, respectively.

4. CLEARING AGREEMENT

The Company is an introducing broker and clears all transactions for customers on a fully disclosed basis with other brokers. The Company promptly transmits all customer funds and securities to such clearing brokers and, at December 31, 2007, had no amounts or securities due the clearing broker from unsettled trades. Because the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers, the Company maintains with its clearing brokers money market accounts to be used as security deposits.

4. CLEARING AGREEMENT (continued)

The amount of escrow deposit and included as cash on deposit with clearing broker was $25,552 at December 31, 2007. Accounts receivable from clearing broker-dealers arise in the normal course of business from the settlement of securities transactions. The receivables are generally collected within 30 days.

5. RELATED PARTY TRANSACTIONS

The following transactions occurred between the Company and other affiliated companies:

1. Some of the owners of the Company are also owners of a related marketing company (Related Party). The Company has entered into a sublease for office space jointly with the Related Party (see Leases below).

2. The Company entered into a consulting agreement dated May 1, 2005 (Consulting Agreement) with the Related Party, in which the Company agreed to provide certain financial and economic modeling consulting services to the Related Party. During 2007 the Company received $85,000 from the Related Party under the Consulting Agreement. The Consulting Agreement terminated on December 31, 2007.

6. COMMITMENTS AND CONTINGENCIES

Leases

The Company and the Related Party have joint and several obligations under a sublease ("Sublease") for office facilities in Chicago, Illinois, which expires June 20, 2008. As of December 31, 2007 the Company was in negotiations with the landlord and the sub landlord to extend the terms of the Sublease. Rent expense for the Company's portion of the Sublease for 2007 aggregated to $117,965. The following is a schedule of future minimum rental payments, including the Related Party's portion, under noncancellable operating leases as of December 31, 2007:

Year Ending December 31,	Amount
2008	$ 142,505

7. CREDIT ARRANGEMENTS

Letter of Credit

The Company has a letter of credit with its commercial bank in the amount of $150,000, which guarantees the security deposit on the Sublease of its Illinois office. The letter matured on June 20, 2006 and was automatically extended to June 20, 2007 and automatically extended again to June 20, 2008.

8. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash and cash on deposit with clearing brokers. The Company maintains a portion of its cash balances in two financial institutions located in Chicago. The cash balances are insured by the F.D.I.C. up to $100,000 per bank. The Company had cash balances at December 31, 2007 that exceeded the balance insured by the F.D.I.C. in the amount of $6,481.

9. OTHER CONCENTRATIONS

The Company's two largest customers accounted for over 60% of commission income for the year ended December 31, 2007. In addition, 85% of the amount receivable from broker-dealers and clearing organizations at December 31, 2007 represented one customer.

SUPPLEMENTAL INFORMATION

ANDES CAPITAL GROUP, LLC

Computation For Determination of Reserve Requirements
For Broker/Dealers Under Rule 15c3-3 and Information For
Possession or Control Requirements Under Rule 15c3-3
December 31, 2007

Andes Capital Group does not carry customer accounts as defined by the Securities Exchange Act of 1934 under Section (a)(1) of Rule 15c3-3. Therefore, Andes Capital Group is exempt from the provisions of that rule.

ANDES CAPITAL GROUP, LLC.
Reconciliation Including Appropriate Explanations, of the
Audited Computation on Net Capital With the Company's
Corresponding Un-Audited Part II A Focus Report Filing
December 31, 2007

The following differences existed at December 31, 2007, between the audited computation of net capital and the un-audited Part II A Focus Filing at December 31, 2007.

Un-Audited Part II A Focus Filing	$ 218,885
Cumulative audit adjustments	- 0 -
Audited computation of net capital	$ 218,885

ANDES CAPITAL GROUP, LLC
DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		$ 268,631
2.	Deduct ownership equity not allowable for Net Capital		0
3.	Total ownership equity qualified for Net Capital		268,631
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in Computation of net capital		0
	B. Other (deductions) or allowable credits (List)		
			0
5.	Total capital and allowable subordinated liabilities		268,631
6.	Deductions and/or charges:		
	A. Total non allowable assets from Statement of Financial Condition (Notes B and C)	49,746	
	B. Secured demand note deficiency	0	
	C. Commodity futures contracts and spot Commodities – proprietary capital changes	0	
	D. Other deductions and/or charges	0	
7.	Other additions and/or credits (List)		
			(49,746)
8.	Net capital before haircuts on securities positions		218,885

ANDES CAPITAL GROUP, LLC
DECEMBER 31, 2007

9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):		
	A. Contractual securities commitments	0	
	B. Subordinates securities borrowings	0	
	C. Trading and investment securities:	0	
	1. Exempted securities	0	
	2. Debt securities	0	
	3. Options	0	
	4. Other securities	0	
	D. Undue Concentration	0	
	E. Other (List)		
			0
10.	Net Capital		$ 218,885

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6 2/3% of line 19)	$ 96
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	100,000
13.	Net capital requirement (greater of line 11 or 12)	100,000
14.	Excess net capital (line 10 less 13)	118,885
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 218,741

ANDES CAPITAL GROUP, LLC
DECEMBER 31, 2007

16.	Total A.I. liabilities from Statement of Financial Condition		$ 1,440
17.	Add:		
	A. Drafts for immediate credit	______	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	______	
	C. Other unrecorded amounts (List)		
	______ ______		
	______ ______		
	______ ______		______
19.	Total aggregate indebtness		$ 1,440
20.	Percentage of aggregate indebtness to net capital (line 19/line 10)		% .7

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0

HCL

HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS

125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Andes Capital Group, LLC

In planning and performing our audit of the financial statements of Andes Capital Group, LLC (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. In addition, the Company is a small organization and segregation of duties is limited by the number of employees.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as, defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the members, management and the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Horwich Coleman Levin, LLC

Chicago, Illinois
February 26, 2008

END